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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          OFFICIAL PAYMENTS CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   676235 10 4
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                                 (CUSIP Number)

                                 Mark W. Yonkman
                        Comerica Tower at Detroit Center
                          500 Woodward Avenue, MC 3391
                             Detroit, Michigan 48226
                                 (313)-222-3432
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 20, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(d)(3) or (4), check the following box l_l.

Note: Six copies of this statement, including all exhibits. Should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D/A
CUSIP No. 676235 10 4
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         Imperial Bank
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)(a) [_] (b) [_]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS (See Instructions)

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
         CALIFORNIA

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                                    7       SOLE VOTING POWER
                                            0
         NUMBER OF
         SHARES
                                    --------------------------------------------
         BENEFICIALLY               8       SHARED VOTING POWER
         OWNED BY                           0
         EACH
         REPORTING
                                    --------------------------------------------
         PERSON                     9       SOLE DISPOSITIVE POWER
         WITH                               0

                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [_]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

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14       TYPE OF REPORTING PERSON (See Instructions)
         BK

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ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Official Payments Corporation, a Delaware corporation (the "Corporation"). The Corporation's principal executive office is located at Three Landmark Square, Stamford, CT 06901.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The person filing this statement is Imperial Bank, a California banking corporation (the "Reporting Person").

         (b) The address of the Reporting Person's principal business and principal office is Imperial Bank Building, 9920 South La Cienega Boulevard, Inglewood, California 90301.

         (c) The principal business of the Reporting Person is that of a bank.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This filing amends an earlier Schedule 13D filing. There were no purchases of stock by the Reporting Person for purposes of this filing. The Reporting Person sold all of its 12,000,000 beneficially-owned shares to Comerica Incorporated, its ultimate parent entity, and no longer has an ownership interest in Official Payments Corporation.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person sold all of its shares to its ultimate parent entity, Comerica Incorporated, as part of a structural realignment of the non-banking ownership interests held within the financial holding company (i.e. Comerica Incorporated).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of March 15, 2001, the Corporation had 21,978,115 shares of Common Stock outstanding. The Reporting Person is now the beneficial owner of no shares of Common Stock.
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                                                                     Page 4 of 5

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person no longer has an ownership interest in Official Payments Corporation. Therefore, any arrangements, understandings, or relationships with respect to ownership of securities of the issuer are no longer applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: March 28, 2001

                                             Imperial Bank



                                             By: /s/ Mark W. Yonkman
                                                --------------------------------
                                                Name: Mark W. Yonkman
                                                Title: Senior Vice President